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                                                                    EXHIBIT 99.8


                              [DuPont Letterhead]

                                                                          , 1999


Dear Stockholder,

     I am pleased to announce that E.I. DuPont de Nemours and Company ("DuPont") is commencing an exchange offer under which DuPont stockholders will have an
opportunity to exchange       shares of the Class B common stock of Conoco Inc.
("Conoco") owned by DuPont for each share of common stock of DuPont up to an
aggregate of      shares of DuPont common stock. This exchange offer will allow our stockholders to adjust their investment between DuPont and Conoco on a tax-free and commission-free basis.

     The exchange offer is available only to DuPont stockholders who are United States persons, as explained on page 25 of the Offering Circular-Prospectus. DuPont stockholders who are not United States persons are ineligible to participate in the exchange offer. Instead, we will be extending a substantially concurrent cash offer to purchase DuPont shares from stockholders who are not United States persons. If you are not a United States person, you should contact D.F. King & Co., Inc. at the telephone number shown below or your broker for more information regarding the cash offer. United States persons are not eligible to participate in the cash offer.

     The exchange offer will expire, unless extended by DuPont, at midnight,
New York City time, on          , 1999. The terms and conditions of the
exchange offer are contained in the enclosed Offering Circular-Prospectus.
The materials also include information relating to the business and management of Conoco, information regarding the adjustments to tax basis resulting from outstanding shares of DuPont common stock for shares of Conoco Class B common stock and other information that will assist you in considering the exchange offer. Please read these materials carefully before making your decision as to whether or not to exchange your shares of DuPont common stock.

     In addition, please read carefully the enclosed letter of transmittal, which explains in detail the proper procedure to tender shares of DuPont common stock. In addition, we have prepared a Question and Answer section in the Offering Circular-Prospectus that responds to commonly asked questions about the exchange offer.

     Neither DuPont nor the board of directors of DuPont makes any recommendation as to whether or not to tender shares of DuPont common stock. Each stockholder must make his or her own decision whether to tender such shares and, if so, how many shares to tender.

     If fewer than shares of DuPont common stock are tendered and the exchange offer is consummated, DuPont may choose from several alternatives, including divesting some or all of its remaining shares of Conoco Class B common stock in a spin-off, secondary sale or other disposition, or retaining some of the Conoco Class B common stock.

     DuPont has retained the services of D.F. King & Co., Inc. as Information Agent to assist stockholders in connection with the exchange offer. Requests for additional documents, questions regarding the terms and conditions of the exchange offer, and information on tendering shares should be directed to D.F. King at (800) 755-3105 (toll free) in the United States to request additional documents and to ask any questions or at (212) 269-5550 (collect) elsewhere.

I thank you for your continuing support of our company.

                              Sincerely,

                              /s/ Charles O. Holliday, Jr.

                              Charles O. Holliday, Jr.
                              Chairman and Chief Executive Officer